849660

02014069

NO ACT
P.E 11-26-01
811-07596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 23, 2002

ACT SEA
SECTION
RULE 14a-8(i)(1), 14a-8(i)(3)
PUBLIC
AVAILABILITY 1/23/02

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

BY FACSIMILE AND U.S. MAIL
Patricia Poglinco, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re: The Southern Africa Fund, Inc. (the "Fund")
File No. 811-7596
Shareholder Proposal of Donald R. Logan

Dear Ms. Poglinco:

In a letter dated November 26, 2001, you notified the staff of the Securities and Exchange Commission that the Fund proposes to omit from its proxy materials for its 2002 annual meeting a shareholder proposal (the "Proposal") submitted by Mr. Donald R. Logan.* The Proposal provides:

RESOLVED: THE INVESTMENT MANAGEMENT AGREEMENT BETWEEN ALLIANCE CAPITAL MANAGEMENT L.P. ("ALLIANCE") AND THE SOUTHERN AFRICA FUND, INC. ("FUND") SHALL BE TERMINATED.

You request our assurances that we would not recommend enforcement action if the Fund omits the Proposal in reliance on Rule 14a-8(i)(1) under the Securities Exchange Act of 1934 (the "1934 Act"), and omits the supporting statement pursuant to Rules 14a-8(i)(3) and 14a-9 under the 1934 Act.

Omission of the Proposal Based on Rule 14a-8(i)(1)

You argue that the Fund may exclude the Proposal under the provisions of Rule 14a-8(i)(1) which permits the omission of a proposal that is not a proper subject for shareholder action under the laws of the issuer's organization. You argue that since the Proponent's supporting statement concerns the Board of Directors' decision to discontinue periodic tender offers, the Proposal actually reflects Mr. Logan's desire to override the business judgment of the Board of Directors and is excludable under Rule 14a-8(i)(1).

We are unable to concur with your view that the Fund may exclude the Proposal under Rule 14a-8(i)(1). The Proposal, by its terms, seeks to terminate the Fund's advisory agreement, and may not be omitted on the basis of Rule 14a-8(i)(1). See, e.g., The Spain Fund, Inc. (pub. avail. May 8, 1998).

* We have also received and considered your letter of January 15, 2002, as well as the Proponent's letter of November 28, 2001.

Omission of the Supporting Statement Based on Rules 14a-8(i)(3) and 14a-9

You assert that because the Proponent's supporting statement is replete with false or misleading statements, the Fund may omit the entire supporting statement pursuant to Rule 14a-8(i)(3). The rule allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under the 1934 Act which prohibits materially false and misleading statements in proxy soliciting materials. The Proponent, however, contends that his supporting statement is not false and misleading.

We are unable to concur with your view that the Fund may omit the entire supporting statement under Rule 14a-8(i)(3). Although there may be some basis for your belief that portions of the supporting statement may violate Rule 14a-9, we believe that the Proponent may cure the potential violations by amending his supporting statement. In our view, the Proponent should:

- Amend the first sentence in paragraph one to reflect that the Fund, not Alliance, issued the press release.
- In the second sentence of the first paragraph either delete the phrase "and in violation of the original prospectus", or revise the phrase to clarify that the Board's action eliminated the policy disclosed in the original prospectus.
- Substitute another phrase (e.g., stated in, disclosed in) for the term "required by" in the third sentence of paragraph one.
- Delete the phrase "self-serving" from the sixth sentence of the first paragraph.
- Revise the first two sentences in paragraph three to make clear that they refer to the discount as of October 26, 2001. For example, in the first sentence substitute the phrase "a date after" for "since", and change the second sentence to read "Each share you owned on that date had a net asset value ("NAV") of $11.31, but you could only sell it for $8.68."
- Amend the third sentence of paragraph three to make clear that this sentence represents the Proponent's opinion.
- Amend the fourth paragraph to make clear that the statements represent the Proponent's opinion (e.g., start the paragraph with the phrase "In my opinion"). In the third sentence of paragraph four, make clear that the dollar values are as of October 26, 2001.
- Amend the first sentence of the fifth paragraph to make clear that this is the Proponent's opinion (e.g., begin the paragraph with "I believe").
- Substitute the phrase "may be amenable" for the term "is amenable" in the second sentence of the fifth paragraph.

Accordingly, unless the Proponent provides the Fund with a supporting statement revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the Fund omits only these portions of the Proponent's supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments regarding this matter, please contact the undersigned at (202) 942-0638.

Sincerely,

Linda B. Stirling

Linda B. Stirling
Senior Counsel

DIVISION OF INVESTEMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

Rec'd 1/15/2

SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL
(212) 574-1247

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

January 15 , 2002

Mr. Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Southern Africa Fund, Inc. – Intention to Omit Stockholder Proposal and Supporting Statement because Stockholder Proposal Is Not a Proper Subject Matter for Stockholder Action and Supporting Statement is Materially False and Misleading

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), The Southern Africa Fund, Inc. (the "Fund"), submitted on November 26, 2001 a no-action request (the "No-Action Request") to exclude the stockholder proposal (the "Stockholder Proposal") and supporting statement (the "Supporting Statement") of Mr. Donald R. Logan (the "Proponent") from the Fund's proxy statement and form of proxy (the "Proxy Materials") for its 2002 Annual Meeting of Stockholders. The Proponent responded to the Fund's petition by letter dated November 28, 2001 (the "Proponent's Letter"). We enclose six copies of this letter. BUT NOTHING WAS ENCLOSED

The Proponent's Letter fails to address the substantive issues raised by the Fund in its No-Action Request. In the No-Action Request, the Fund described at length the misleading nature of the Stockholder Proposal and Supporting Statement and the fact that the Supporting Statement contains assertions and accusations that are not relevant to the Stockholder Proposal. The Proponent's Letter does not substantively respond to the No-Action Request, but instead sets forth additional unsupported and misleading statements and accusations. The claims in the Proponent's Letter have no nexus to the Stockholder Proposal. As the Fund stated in the No-Action Request, the Proponent is using the Stockholder Proposal to express his unhappiness with the lawful exercise, by the Fund's Board of Directors, of its business judgment to modify the Fund's tender offer policy. With each communication, the Proponent continues to demonstrate the substantial gap between the alleged purpose of the Stockholder Proposal and the reasoning behind it. Because the Proponent's Letter continues to provide "materially false or misleading statements" within the meaning of Rule 14a-8(i)(3) of the Exchange Act, the Fund believes that it is appropriate to once again assert its intention to exclude the Stockholder Proposal and Supporting Statement from the Proxy Materials.

Accordingly, the Fund respectfully reiterates its request that the Staff confirm that it will not recommend any enforcement action if the Fund omits the Stockholder Proposal and Supporting Statement from its Proxy Materials. If the Staff disagrees with the conclusions or requests in this letter, or if the Staff requires any additional information in support of the Fund's position, the Fund would appreciate an opportunity to meet with the Staff prior to the issuance of its response. If the Staff has any questions regarding any aspects of this letter or the No-Action Request, please contact the undersigned at (212) 574-1247 or Kevin M. Broadwater at (202) 737-8833. The Staff's attention to this letter is most appreciated.

Very truly yours,

Patricia A. Poglinco/

Patricia A. Poglinco

cc: Edmund P. Bergan, Jr., Esq.
Alliance Capital Management L.P.
James J. Hanks, Jr., Esq.
Ballard Spahr Andrews & Ingersoll, LLP
Earl D. Weiner, Esq.
Sullivan & Cromwell
Donald R. Logan
Linda B. Stirling, Esq.
Securities and Exchange Commission

00250.160 #294994

Donald R. Logan
605 Willowglen Rd.
Santa Barbara, CA 93105
(805) 687-2315
Fax (805) 687-2795

November 28, 2001

U.S. Securities and Exchange Commission
420 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Investment Management

Re: The Southern Africa Fund, Inc. - My Stockholder Proposal under Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Two days ago I received a fax letter dated November 26, 2001 from Seward & Kissel LLP ("Seward") on behalf of The Southern Africa Fund, Inc. (the "Fund") addressed to you, the SEC. The letter seeks your permission for the Fund to omit my resolution and supporting statement ("Stockholder Proposal" or "Proposal") from consideration at the 2002 Annual Meeting of Stockholders. Six copies of this letter are enclosed in accordance with Rule 14a-8(j).

I am willing to make changes to my Stockholder Proposal to give stockholders the opportunity to vote on the Proposal at the 2002 Annual Meeting of Stockholders. Please advise me what changes are required to meet the SEC's standards. If requested by you, I am willing to emphasize that certain statements in my Proposal are opinions, even though it appears to me that most closed-end funds' lengthy, opinionated counter-arguments are typically stated as facts.

I believe Seward's lengthy letter of November 26, which ironically is fully paid for by the Fund's shareholders, is an attempt by Alliance Capital Management L.P. ("Alliance") and Seward to deny my rights as a shareholder to present my Proposal, which Proposal may be supported by many of the Fund's shareholders. In my opinion Seward's letter of November 26, 2001 is misleading in almost every respect. For example:

1. On page 3 the Seward letter denies my assertion that the Fund's Board attempted to thwart shareholder activists by instituting a Bylaw requiring that independent Directors have a connection to Southern Africa. However, the Board's announcement of this new Bylaw in 1999 came about contemporaneously when such non-Southern African activists were unsuccessfully seeking Board seats. To deny this contemporaneous connection strains credulity, especially when another Alliance closed-end fund, The Austria Fund, also under pressure by activists, instituted

the same Bylaw at approximately the same time for the same stated reason. This is relevant to my Proposal because it may demonstrate that the Board's interests appear contrary to one of the purposes of my Proposal -- to realize net asset value. It also may demonstrate that Alliance heavily influences the Board. As the SEC itself has stated in paragraph 3 of Section I of its year 2000 "Proposed Rule: Role of Independent Directors of Investment Companies, 17 CFR Parts 239, 240, 270 and 274 [Release Nos. 33-7754; 34-42007.....]" (which can be found at http://www.sec.gov/rules/proposed/34-42007.htm):

"An investment adviser typically organizes a mutual fund and is responsible for its day-to-day operations. The adviser generally provides the seed money, officers, employees, and office space, and usually selects the initial board of directors. In many cases, the investment adviser sponsors several funds that share administrative and distribution systems as part of a "family of funds." As a result of this extensive involvement, and the general absence of shareholder activism, investment advisers typically dominate the funds they advise."

2. On page 5 the Seward letter seeks to discredit a simple fact; that, on October 26, 2001, the day I wrote my Stockholder Proposal, the Fund had the deepest discount of any world equity fund traded in America. To the best of my recollection, in general, over the last year, it has been a close race between the Fund and a few of the Asian funds.

3. On page 4 the Seward letter states that "discounts are not static" seemingly claiming Fund shareholders may someday see a smaller discount. According to Morningstar, the Fund has never traded at a premium, and within four months of the initial offering in 1994 the discount was over 12% and the discount has always been deeper since. (Meanwhile, according to Morningstar, the Fund charges shareholders a 2.39% fee each year.)

4. On page 3, the Seward letter makes the argument that tender offers have not resulted in a sustained decrease in the Fund's discount. While this is true, it is equally true that a shareholder who participates in the tender offers (which includes a large majority), and reinvests in the Fund's shares, achieves a higher return than a shareholder who does not. The tender offers are a material feature of the Fund since it is my understanding tender offers were called for in the original prospectus when the share price was below $15 and the discount above 5% for a specified 12-week period each year.

5. On page 3 the Seward letter claims that the original prospectus left the Board an "out" if it wanted to cancel the Fund's tender offers, which it recently did unilaterally, without shareholder approval. As the Fund stated in the question & answer section of its year 2000 tender offer material sent to shareholders: "*Will this be my last opportunity to tender shares to the Fund?* [Answer:] Under the terms of the Fund's original prospectus undertaking, the Fund is also to conduct a tender offer during each year after 2000, subject to a policy that the Fund would not proceed with a tender offer in a particular year if Fund shares have traded on the NYSE at an average price (i) at or above their net asset value ("NAV") or at an average discount from NAV of less than 5% or (ii) at or above $15.00 all determined on the basis of the average market price per share and discounts as of the last trading day in each week during a period to be fixed by the Fund's Board of Directors of 12 calendar weeks prior to April 1 of the relevant year." Later in the

same document: " The purpose of the Offer [tender offer] is to fulfill an undertaking made in connection with the initial public offering of the Shares, as set forth in the Fund's Prospectus. In the Prospectus, the Fund indicated that, in recognition of the possibility that the Shares might trade at a discount to NAV, the Fund's Board of Directors had determined that it would be in the interest of Stockholders to take action to attempt to reduce or eliminate a market value discount from NAV. In this regard, in the Prospectus, the Fund undertook to conduct a tender offer for Shares during the second quarter of 1997 and each year thereafter subject to a policy that the Fund would not proceed with the tender offer in a particular year if Shares have traded on the principal securities exchange where Shares are listed (at present the NYSE) at [a discount of less than 5% or a share price above $15]." Unfortunately I do not have a copy of the original prospectus to confirm the Fund's subsequent statements about the prospectus, but I would appreciate it if Seward or Alliance would send me one.

6. I am not able to confirm the math, but according to material written by a Fund shareholder who unsuccessfully sought Board seats of the Fund in 1999, "On 11/30/98, when the market price of the shares was $10.06, the shareholders had collectively made only about $19 million on their $91 million investment over four years while paying out almost $18 million in advisory fees, director fees, underwriting fees, and other expenses." I do not have today's math but I suspect it may be even worse for shareholders now. On page 4, for Seward to say that these fees are *de minimus* to Alliance seems misleading to me; I assume the employees of Alliance try to make higher profits in everything they do, just like most for-profit companies. My Proposal deserves the right to present reasons why the manager (and the Board selected by it) might defend the existence of the Fund as a closed-end fund in a seemingly non-fiduciary manner.

7. On page 5, the Seward letter claims that my assertion that "terminating the Investment Management Agreement with Alliance will help you get NAV" is false. However, it is my very clear understanding as a former small shareholder of New South Africa Fund ("NSA") that is exactly what happened to NSA a couple of years ago. Shareholders voted to terminate NSA's management agreement and the Board subsequently voted to liquidate NSA rather than look for a new manager. In that case it seemed to me that one independent director, in describing the need to liquidate, wrote as though he worked for the manager.

8. Regarding the letter in the Appendix from the law firm of Ballard Spahr Andrews & Ingersoll, I have been told that one of the best-known closed-end attorneys at the firm is reputed to have told a closed-end shareholder that his view is that under Maryland law the Board of Directors of a corporation does not owe a fiduciary duty to the stockholders. I hope you find the Ballard letter as alarming as I do.

I could go on and on with each point made in the Seward letter. I believe Seward may be trying to protect their legal fees and Alliance's management fees which I believe they extract from captive closed-end shareholders. Knowledgeable, profit-maximizing shareholders may not allow this to continue. Some intelligent people believe many closed-end funds, including the Fund, are dinosaurs in the new world of exchange-traded funds, globalization, and enhanced liquidity and information. Among other Alliance-managed closed-end funds, Korean Investment Fund ("KIF") has just open-ended and The Austria Fund has approved a liquidation. A quote from the KIF proxy material recently sent to shareholders: "As the Proxy Statement discusses, the Adviser [Alliance] advised the Board of Directors that, in the Adviser's view, the Conversion [to an open-end fund] would, on balance, confer substantial benefits on the Fund and its stockholders, and would be more beneficial than any available alternative." In my opinion the same statement also applies to the Fund.

Should you not agree to cause the Fund to present my Stockholder Proposal at the 2002 Annual Meeting as written, I would appreciate an opportunity to confer with you prior to such action. I will make modifications required by you in order to allow the Proposal to be included. If you have questions, or would like to discuss changes you would like me to make to my Stockholder Proposal, please call me at (805) 687-2315. Thank you for your attention to this letter.

Very truly yours,

Donald R. Logan
Owner of 2,108 shares of the Fund

cc: Edmund P. Bergan, Jr., Esq.
Alliance Capital Management L.P.
Patricia A. Poglinco, Esq.
Seward & Kissel LLP

Attachment: My Stockholder Proposal

RESOLVED: The Investment Management Agreement between Alliance Capital Management L.P. ("Alliance") and The Southern Africa Fund, Inc. ("Fund") shall be terminated.

SUPPORTING STATEMENT:

On October 5, 2001 Alliance issued a press release declaring that the Fund's Board of Directors terminated the annual tender offer policy that allowed shareholders to receive net asset value ("NAV") for a portion of their shares. This action by the Board was done unilaterally, without a shareholder vote, and in violation of the original prospectus. The tender offer policy was required by the Fund's original prospectus as a promise to the shareholders to enable them to get a portion of their shares redeemed at NAV in case the Fund's shares traded at a discount to NAV. By deleting the tender offer policy Alliance can extract more management fees by holding more assets captive, and shareholders will not be able to redeem a portion of their shares at NAV each year. The only escape now remaining for shareholders is to sell shares at market value which is much lower -- a large, persistent discount to NAV. Overwhelming majorities of shareholders have participated in every annual tender offer; Alliance and its self-serving Board ignore the will of shareholders.

This is the same Board which unilaterally passed a Bylaw requiring that any non-Alliance person on the Board must have some affiliation with South Africa (the Board sought to thwart American shareholders who wanted to get on the Board to help shareholders receive NAV).

As of October 26, 2001, since the termination of the tender offer policy, the discount to NAV has widened to become the deepest discount of any world equity fund traded in America. Each share you own has a net asset value ("NAV") of $11.31, but you can only sell it for $8.68. Terminating the Investment Management Agreement with Alliance will help you get the higher number.

The surest way to get NAV for all shareholders is to convert the Fund to, or merge it into, an open-end fund, or, to liquidate the Fund. If the Fund is open-ended, merged, or liquidated, every shareholder will benefit. For example, if you own 1,000 shares of the Fund, your Fund shares will be worth $11,310 if the Fund open-ends, merges or liquidates and only $8,680 if the Fund remains a closed-end fund. With the Board having terminated the annual tender offer policy we shareholders now have no other way to receive NAV for our shares.

Alliance, the Fund manager, is the main impediment to open-ending because of their fear that their relatively high advisory fees will decline if we are able to redeem our shares at NAV. Once the existing management agreement is terminated, the Board will be forced to liquidate, or hire a new manager who is amenable to open-ending the Fund. Many closed-end funds have taken similar paths over the past few years.

Your vote FOR terminating the Investment Management Agreement is a vote for getting NAV and thereby increasing the value of your shares.

SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

November 26, 2001

U.S. Securities and Exchange Commission
420 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Investment Management

Re: The Southern Africa Fund, Inc. – Intention to Omit Stockholder Proposal and Supporting Statement because Stockholder Proposal Is Not a Proper Subject Matter for Stockholder Action and Supporting Statement is Materially False and Misleading

Ladies and Gentleman:

This letter is submitted on behalf of our client, The Southern Africa Fund, Inc. (the "Fund"), a registered closed-end management investment company, to apprise the U.S. Securities and Exchange Commission (the "Commission") that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Fund intends to omit from its proxy statement and form of proxy (the "Proxy Materials") for its 2002 Annual Meeting of Stockholders (the "Stockholders Meeting") the supporting statement (the "Supporting Statement") submitted by Mr. Donald R. Logan with respect to his stockholder proposal (the "Stockholder Proposal") for the Stockholders Meeting, as well as the Stockholder Proposal itself. A copy of the Stockholder Proposal and of the Supporting Statement is attached hereto as Appendix A. Six copies of this letter, including Appendix A, are enclosed in accordance with Rule 14a-8(j).

Delivery of a copy of this letter to Mr. Logan shall serve to notify him of the Fund's intent to omit the Stockholder Proposal and Supporting Statement from its Proxy Materials for the Stockholder's Meeting.

The Fund intends to omit the Stockholder Proposal and the Supporting Statement for the following reasons:

With reference to Rule 14a-8(i)(1), the Stockholder Proposal is not a proper subject for shareholder action under Maryland Law.

Rule 14a-8(i)(1) permits the omission of a proposal that is not a proper subject for shareholder action under the laws of the issuer's organization. The Fund is incorporated under the laws of the State of Maryland. Maryland law provides that the business and affairs of a corporation shall be managed under the direction of its board of directors.

The Stockholder Proposal dictates that the Fund's Investment Management Agreement (the "Investment Management Agreement") "*shall* be terminated" (emphasis added), which would mandate action by the Board of Directors concerning the business and affairs of the Fund. Because the proposal is phrased as a mandate, it intrudes upon the Board of Directors' lawful authority over such matters and therefore constitutes an unlawful intrusion under Maryland law. Section 2-401 of the Maryland General Corporation Law ("MGCL") gives to the board of directors the exclusive power to direct the management of the business and affairs of a corporation. Therefore, any attempt by stockholders to mandate the termination of the Investment Management Agreement is improper under applicable state law.

We are aware of the staff's position that a proposal for direct shareholder action to terminate an advisory agreement may not be omitted on the basis of Rule 14a-8(i)(1). See e.g. The Spain Fund, Inc. (pub. avail. May 8, 1998). Nevertheless, the Fund believes that the Stockholder Proposal is excludable because the actions sought by the Stockholder Proposal would not address Mr. Logan's concerns as stated in the Supporting Statement, i.e., the determination of the Board of Directors to discontinue the Board's policy of conducting periodic tender offers. While we recognize the staff's position that shareholder proposals to terminate an advisory agreement are not excludable under Rule 14a-8(i)(1), our reading of the Supporting Statement leads us to believe that Mr. Logan is concerned about what he perceives as a lack of resolve by the Board of Directors to address the Fund's market discount. Mr. Logan is using the Stockholder Proposal to express his unhappiness with the Board's lawful exercise of its business judgment to discontinue the unsuccessful prior policy of tender offers. The utilization of discount reduction techniques is a matter subsumed in the power of the Board of Directors to direct the management of the Fund's business and affairs. Accordingly, since Mr. Logan is apparently seeking to override the considered business judgment of the Board of Directors regarding discount reduction techniques, we believe that the Stockholder Proposal is improper under Maryland law and therefore excludable under Rule 14a-8(i)(1). Enclosed is an opinion of Ballard Spahr Andrews & Ingersoll, LLP, the Fund's Maryland counsel, in support of the Fund's position regarding the application of MGCL.

With reference to Rule 14a-8(i)(3) and Rule 14a-9, the Supporting Statement contains false and misleading statements.

Rule 14a-8(i)(3) permits a registrant to omit from its proxy materials a stockholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 under the 1934 Act provides that "no solicitation subject to this regulation shall be made by means of any proxy statement... which... is false or misleading with respect to any material fact, or which omits to state any material fact..." As discussed below, the Supporting Statement is replete with false and misleading statements, a number of which are not related to the Stockholder Proposal. Under these circumstances, the Fund believes that the entire Supporting Statement (in addition to the Stockholder Proposal which may be omitted for the reasons set forth above) may be omitted pursuant to Rule 14a-8(i)(3).

Mr. Logan misstates the Board's decision to discontinue its policy of conducting tender offers by stating in Paragraph 1 of the Supporting Statement that the Board of Directors acted "unilaterally, without a shareholder vote and in violation of the original prospectus." The Fund's prospectus, dated February 25, 1994, stated that the Fund's "*current*" policy is to conduct periodic tender offers and even under that policy, the prospectus left open the possibility that the Board could determine when the Fund would not conduct a tender offer under certain circumstances. As stated in the Fund's October 5, 2001 press release, the Board has determined to discontinue the Fund's policy of making tender offers because the tender offers have not resulted in any sustained decrease in the Fund's market discount. The Board's decision to discontinue the Fund's tender offer policy is consistent with the Board's lawful exercise of its business judgment and not is subject to shareholder approval. Accordingly, Mr. Logan's statement in Paragraph 1 that the Fund's tender offer policy "was required by the Fund's prospectus as a promise to Fund shareholders" is patently false.[1]

Mr. Logan resorts to name-calling by asserting that the decision of the Board of Directors is "self-serving." Mr. Logan's assertion is completely unsubstantiated. The Board of Directors consists of a majority of Directors who are not interested persons of the Fund or of the Fund's adviser. The Directors have no self-interest in discontinuing the Fund's tender offer policy. In fact, the Directors themselves as a group own over 20,000 shares of the Fund and their interests are, therefore, aligned with those of other Fund shareholders.

In Paragraph 2 of the Supporting Statement, Mr. Logan further attempts to malign the character of the Board of Directors by linking the Fund's Bylaw requirement that the independent Directors have a connection to Southern Africa[2] with a desire to "thwart" American shareholders' attempts to receive net asset value ("NAV") for their shares. Not only is this statement entirely irrelevant to the Stockholder Proposal, it is completely untrue. First, the Bylaw provision is designed to ensure that Directors have at least some knowledge about the Fund's investment focus and is an attempt to maintain a knowledgeable and thoughtful Board of Directors. To suggest that by discontinuing its tender offer policy the Board is seeking to "thwart American shareholders" is excessive hyperbole at best and character assassination at worst. As stated in the Fund's October 5, 2001 press release, the Fund has conducted tender offers in the past, resulting in the retirement of nearly 30% of the Fund's shares. Those tender offers, which are time-consuming and expensive, have not produced any meaningful sustained discount reduction. It is false and misleading to accuse the Board of Directors of "thwart[ing] American shareholders" in light of the three consecutive annual tender offers approved by the

---

1 We also note that Mr. Logan's statement in Paragraph 1 of the Supporting Statement that the Adviser issued a press release regarding the decision of the Board of Directors to discontinue its tender offer policy is incorrect. In fact, the press release was issued by the Fund.

2 Mr. Logan erroneously refers to "South Africa" in the Stockholder Proposal. We assume he meant to refer to Southern Africa.

Board of Directors, which resulted in the retirement of nearly a third of the Fund's outstanding shares.

Because Mr. Logan has falsely miscast the Board of Directors' lawful exercise of its discretion as a violation of law, and would mislead investors by resorting to unsubstantiated *ad hominem* attacks on the integrity of the Board of Directors, the Fund intends to exclude the Supporting Statement.

As discussed below, Mr. Logan's assertion in Paragraph 5 that "Alliance [Capital Management L.P. (the "Adviser")], the Fund's manager, is the main impediment to open-ending because of their [sic] fear that their [sic] relatively high advisory fees will decline..." is materially false and misleading. In addition to being factually inaccurate, this statement is materially misleading because it does not set forth any valid or relevant basis in support of the stated proposal to terminate the current Investment Management Agreement. The Adviser and the Board of Directors have repeatedly supported and engaged in attempts to reduce market discounts. As described above, the Fund's previous tender offers demonstrate a commitment to addressing market discounts.

In Paragraph 1 of the Supporting Statement, Mr. Logan states that "[b]y deleting the tender offer policy Alliance can extract more management fees by holding more assets captive, and shareholders will not be able to redeem a portion of their shares at NAV each year." This statement is misleading because Mr. Logan fails to mention that closed-end fund shareholders typically must sell their shares in the open market and that the 1940 Act does not provide for an annual redemption for closed-end fund shareholders. As stated in the October 5, 2001 press release, the Board of Directors adopted a new policy to address market discounts. Under the Fund's new policy, the Board of Directors may from time to time consider whether to take action intended to reduce market discounts, such as repurchasing shares of its Common Stock in the open market at such times, and in such manner, as the Board of Directors determines to be in the best interests of the Fund. The prospect of market discounts for the Fund's shares was fully disclosed in the Fund's prospectus. Mr. Logan appears to believe that a stockholder in a closed-end fund has a right to regular redemption of his shares. Again, the 1940 Act confers no such right. Rather, the board of directors of a closed-end fund may decide to employ discount reduction measures as an accommodation to its stockholders. Mr. Logan's assertions that the only "escape" for stockholders is to sell their shares at a deep market discount ignores the fact that market prices of closed-end fund shares can vary widely and that discounts are not static. As with any stock, whether any closed-end stockholder is negatively affected by a market discount depends upon the price at which the stockholder bought the fund's shares.

Mr. Logan's implication that, through the discontinuation of the Board's tender offer policy, the Adviser is seeking to earn more management fees is simply untrue. As stated above, the Fund has retired nearly a third of its shares pursuant to three tender offers during the past three years. As of September 30, 2001, the Adviser managed more than $421 billion in assets. The revenues generated from Fund assets constitute a *de minimis* percentage of the annual investment management fees earned by the Adviser. It is false and misleading for Mr. Logan to suggest that the Adviser has caused the Board of Directors to adopt a new market discount policy as a way for the Adviser to preserve its fee revenues.

The Supporting Statement is also replete with other factual inaccuracies and misleading statements regarding the Fund's market discount. Paragraph 3 of the Supporting Statement states that "since the termination of the tender offer policy [the Fund's discount to NAV] has widened to become the deepest discount of any world equity fund traded in America." It is demonstrable that, contrary to Mr. Logan's allegation, the Fund's discount has not materially worsened in any material respect. In addition, a review of market price and NAV information for other world equity funds reveals many other funds with greater market discounts than the Fund after October 5, 2001, the date of the Fund's press release announcing the change in the tender offer policy. For example, as of October 12, 2001, The Malaysia Fund Inc. traded at a deeper discount to NAV than the Fund. As of October 19, 2001, The Asia Tigers Fund, Inc, The Malaysia Fund, Inc. and The Singapore Fund, Inc. traded at deeper discounts than the Fund. As recently as November 9, 2001, The European Warrant Fund, Inc., The Singapore Fund, Inc., Korea Equity Fund, Inc., and Morgan Stanley Asia-Pacific Fund, Inc. traded at deeper discounts than the Fund. As of November 23, 2001, twenty closed-end world equity funds had greater discounts than the Fund. Thus, the Supporting Statement blatantly misstates readily available factual information.

The Supporting Statement states that "[t]erminating the Investment Management Agreement with Alliance will help you get [NAV]." This statement is false because a termination of the Investment Management Agreement, by itself, will not allow shareholders to receive NAV for their shares. In fact, terminating the Investment Management Agreement is likely to lead to an even greater market discount as investors take into account the disruptive effect of the Fund being without an investment manager.

Paragraph 4 of the Supporting Statement states that the "surest way to get NAV for all shareholders is to convert the Fund to, or merge it into, an open-end fund or to liquidate the Fund. If the Fund is open-ended, merged or liquidated, every shareholder will benefit." Aside from this statement being completely irrelevant to the stated purpose of the Stockholder Proposal, it completely fails to take into account the effect of a large-scale disposition of portfolio securities (in a thinly traded and illiquid market) and the effect of significant redemptions on NAV. Open-ending is not a viable alternative for many closed-end funds that invest in emerging markets because the limited supply of liquid securities in such markets makes it very difficult to operate as an open-end fund. The closed-end form frees the portfolio manager to concentrate on optimizing stock selection, rather than holding large parts of the fund's assets in easier-to-sell securities and unproductive cash reserves in order to meet open-end redemptions. The Board of Directors and the Adviser continue to believe that the closed-end fund format is the most appropriate vehicle for investing in Southern Africa, given the illiquid nature of the securities markets in that region. Moreover, the decision to open-end, merge or liquidate the Fund is not the Adviser's decision to make. Rather, it is up to the Board of Directors to evaluate whether open-ending is in the best interests of the Fund and its shareholders. Accordingly, Mr. Logan's statements regarding open-ending the Fund are not relevant to the proposal to terminate the Investment Management Agreement.

In Paragraph 5, Mr. Logan suggests that if the Stockholder Proposal were adopted, the Board of Directors would be forced to liquidate the Fund or hire a new manager amenable to open-ending the Fund. This is materially false and misleading for several reasons. First, as discussed above, it is the Fund's Board of Directors and stockholders, rather than the Adviser, that have exclusive control with respect to the initiation of actions such as Mr. Logan suggests. Second, Mr. Logan has no basis for assuming, as he does, that either the Fund's Board of Directors or its stockholders necessarily would wish to retain a new manager that was inclined to recommend measures of the type suggested by Mr. Logan. The history of the Board of Directors' deliberations and conclusions is strongly to the contrary. In any case, a new manager, however inclined, would face the same realities that have become apparent to the Board of Directors of the Fund: open-ending is not appropriate for the Fund, especially where the investment focus is on a geographic region.

* * *

Should the Staff not agree with the objections to the Stockholder Proposal and the Supporting Statement expressed in this letter, the Fund would appreciate an opportunity to confer with the Staff prior to the issuance of a response to this request for "no action" relief. If the Staff has any questions, requires any additional information in connection with this letter or would like to discuss any matter referred to herein, please contact the undersigned at (212) 574-1247 or Kevin M. Broadwater at (202) 737-8833. The Staff's attention to this letter is most appreciated.

Very truly yours,

Patricia A. Poglinco

Patricia A. Poglinco

cc: Edmund P. Bergan, Jr., Esq.
Alliance Capital Management L.P.
James Hanks, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
Donald R. Logan

00250.160 #284991

APPENDIX A

RESOLVED: The Investment Management Agreement between Alliance Capital Management L.P. ("Alliance") and The Southern Africa Fund, Inc. ("Fund") shall be terminated.

SUPPORTING STATEMENT:

On October 5, 2001 Alliance issued a press release declaring that the Fund's Board of Directors terminated the annual tender offer policy that allowed shareholders to receive net asset value ("NAV") for a portion of their shares. This action by the Board was done unilaterally, without a shareholder vote, and in violation of the original prospectus. The tender offer policy was required by the Fund's original prospectus as a promise to the shareholders to enable them to get a portion of their shares redeemed at NAV in case the Fund's shares traded at a discount to NAV. By deleting the tender offer policy Alliance can extract more management fees by holding more assets captive, and shareholders will not be able to redeem a portion of their shares at NAV each year. The only escape now remaining for shareholders is to sell shares at market value which is much lower -- a large, persistent discount to NAV. Overwhelming majorities of shareholders have participated in every annual tender offer; Alliance and its self-serving Board ignore the will of shareholders.

This is the same Board which unilaterally passed a Bylaw requiring that any non-Alliance person on the Board must have some affiliation with South Africa (the Board sought to thwart American shareholders who wanted to get on the Board to help shareholders receive NAV).

As of October 26, 2001, since the termination of the tender offer policy, the discount to NAV has widened to become the deepest discount of any world equity fund traded in America. Each share you own has a net asset value ("NAV") of $11.31, but you can only sell it for $8.68. Terminating the Investment Management Agreement with Alliance will help you get the higher number.

The surest way to get NAV for all shareholders is to convert the Fund to, or merge it into, an open-end fund, or, to liquidate the Fund. If the Fund is open-ended, merged, or liquidated, every shareholder will benefit. For example, if you own 1,000 shares of the Fund, your Fund shares will be worth $11,310 if the Fund open-ends, merges or liquidates and only $8,680 if the Fund remains a closed-end fund. With the Board having terminated the annual tender offer policy we shareholders now have no other way to receive NAV for our shares.

Alliance, the Fund manager, is the main impediment to open-ending because of their fear that their relatively high advisory fees will decline if we are able to redeem our shares at NAV. Once the existing management agreement is terminated, the Board will be forced to liquidate, or hire a new manager who is amenable to open-ending the Fund. Many closed-end funds have taken similar paths over the past few years.

Your vote FOR terminating the Investment Management Agreement is a vote for getting NAV and thereby increasing the value of your shares.

LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
300 EAST LOMBARD STREET, 19TH FLOOR
BALTIMORE, MARYLAND 21202-3268
410-528-5600
FAX: 410-528-5650
LAWYERS@BALLARDSPAHR.COM

PHILADELPHIA, PA
CAMDEN, NJ
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC

File Number
889315

November 26, 2001

The Southern Africa Fund, Inc.
1345 Avenue of the Americas
New York, New York 10105

Re: Maryland General Corporation Law

Ladies and Gentlemen:

You have requested our opinion as to whether under the Maryland General Corporation Law (the "MGCL"), the Board of Directors of The Southern Africa Fund, Inc., a Maryland corporation (the "Fund"), has the sole power to determine whether the Fund will refrain from making further tender offers for shares of stock of the Fund intended to reduce or eliminate the market discount from the net asset value of shares of stock of the Fund (the "Discount") or to take other typical Discount reduction measures.

In connection with this opinion, we have reviewed the charter of the Fund, the Bylaws of the Fund and such matters of law as we have deemed necessary or appropriate to issue this opinion.

Section 2-401(a) of the MGCL provides that: "The business and affairs of a corporation shall be managed under the direction of a board of directors." Stockholders of a Maryland corporation do not have the power to direct or limit by resolution the exercise by the directors of their duties under the MGCL. "As a general rule, the stockholders cannot act in relation to the ordinary business of the corporation, nor can they control the directors in the exercise of the judgment vested in them by virtue of their office." Warren v. Fitzgerald, 189 Md. 476, 489, 56 A.2d, 827, 833 (1948) (quoting People ex rel. Manice v. Powell, 201 N.Y. 194, 200-201, 94 N.E. 634, 637 (1911)). See also JAMES J. HANKS, JR., MARYLAND CORPORATION LAW §§ 6.1(a) and 7.1 (2001 Supp.).

The power of a Maryland corporation to acquire shares of its own stock is expressly reserved to the Board of Directors of the corporation by Section 2-310(a) of the MGCL. Other common Discount reduction measures, *e.g.*, open-ending or liquidation, typically require board approval.

Further, Section 2-401(b) of the MGCL provides that: "All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." As mentioned in the preceding paragraph, the MGCL expressly confers the power of a Maryland corporation to acquire its own shares on the Board of Directors; it does not confer such power on the stockholders. Neither the charter nor the Bylaws of the Fund confer on or reserve to the stockholders the power to cause the Fund to acquire shares of its own stock or to take unilateral action to exercise other typical Discount reduction measures.

Based upon the language of Section 2-401 of the MGCL and our review as described above, it is our opinion that the Board of Directors of the Fund has the sole power to determine whether the Fund will refrain from making further tender offers for shares of stock of the Fund intended to reduce or eliminate the Discount and to take other typical Discount reduction measures.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matter expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with a stockholder proposal received by you for your next meeting of stockholders (the "Proposal") and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the proxy materials for your next meeting of stockholders.

Very truly yours,

Ballard Spahr Andrews & Ingersoll, LLP